Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

July 30, 2003

	BY:	/s/ Noboru Hara Noboru Hara General Manager General Administration Department

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

TDK UK Limited	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

     TOKYO — July 30, 2003 TDK Corporation today announced its consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the 1st quarter (“Qtr.”) of fiscal year (“FY”) 2004 and 2003, the three months ended June 30, 2003 and 2002 are as follows;

1) Summary

Consolidated results (April 1, 2003 — June 30, 2003)

	The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)			(April 1, 2002 - June 30, 2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0

Operating income	10,180	6.6	84,833	5,986	4.0	4,194	70.1

Income before income taxes	11,164	7.3	93,033	3,303	2.2	7,861	238.0

Net income	8,025	5.2	66,875	2,161	1.5	5,864	271.4

Net income per common share	Yen 60.51		U.S.$0.50	Yen 16.27

(Sales breakdown)

	The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)			(April 1, 2002 - June 30, 2002)		Change

Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	123,789	80.8	1,031,575	118,170	79.5	5,619	4.8
Electronic materials	40,420	26.4	336,833	45,860	30.8	(5,440)	–11.9
Electronic devices	25,817	16.9	215,142	29,844	20.1	(4,027)	–13.5
Recording devices	53,840	35.1	448,667	38,341	25.8	15,499	40.4
Semiconductors & others	3,712	2.4	30,933	4,125	2.8	(413)	–10.0
Recording media & systems	29,427	19.2	245,225	30,538	20.5	(1,111)	–3.6

Total sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0

Overseas sales	112,783	73.6	939,858	106,191	71.4	6,592	6.2

Notes:

1.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

2.	Consolidated results for the 1st quarter of FY2004 and FY2003 are unaudited by independent auditors.

3.	U.S.$1=Yen 120

2) Business Results and Financial Position

1.     Summary

     Consolidated results for the first quarter of fiscal 2004, the three-month period from April 1, 2003 through June 30, 2003, were as follows:

     Net sales were ¥153,216 million (US$1,276,800 thousand), 3.0% higher than the ¥148,708 million recorded in the corresponding period of the previous fiscal year. Operating income climbed 70.1%, from ¥5,986 million, to ¥10,180 million (US$84,833 thousand) and income before income taxes surged 238.0%, from ¥3,303 million, to ¥11,164 million (US$93,033 thousand). Net income was ¥8,025 million (US$66,875 thousand), 271.4% higher than the ¥2,161 million in fiscal 2003. Consequently, net income per common share rose from ¥16.27 to ¥60.51 (US$0.50).

     Average first quarter yen exchange rates for the U.S. dollar and euro were ¥119 and ¥135, respectively, as the yen appreciated 6.3% from ¥127 versus the U.S. dollar and depreciated 15.4% from ¥117 against the euro, compared with the previous fiscal year’s first quarter. This had the effect of lowering net sales by approximately ¥4.9 billion and operating income by approximately ¥2.1 billion.

(Sales by Segment)

     The following is an explanation of sales by segment.

Electronic materials and components segment

     In the electronic materials and components segment, net sales increased 4.8%, from ¥118,170 million, to ¥123,789 million (US$1,031,575 thousand). Sales in the electronic materials and electronic devices sectors fell due to a weak recovery in overall demand for finished products, although demand was strong in some areas, such as for digital audio and visual products. Supporting the higher sales in this segment was an increase in sales in the recording devices sector, where robust demand for HDD heads carried over from the previous fiscal year. Sector results were as follows.

Electronic materials

     Sales in the electronic materials sector decreased 11.9%, from ¥45,860 million, to ¥40,420 million (US$336,833 thousand).

     (Capacitors) Sales of multilayer chip capacitors, which account for the majority of capacitor sector sales, decreased in spite of an upturn in demand in a wide range of fields, particularly audio and visual equipment and communications products, compared with the fourth quarter of fiscal 2003. The year-on-year decrease reflected continuing calls for discounts from customers, as well as the sharp increase in sales in the first quarter of fiscal 2003 on expectations by finished product manufacturers of a recovery in demand.

     (Ferrite cores and magnets) In ferrite cores and magnets, overall sales of ferrite cores declined year on year due to lower demand for deflection yoke cores and for general-purpose power supply cores in a soft TV and computer monitor market, the key applications for the former cores. A weak recovery in demand for other ferrite core products also held down ferrite core sales. Magnet sales also declined, despite solid growth from the automobile industry, driven by the increasing use of electronics in vehicles. Inventory reductions by customers in other industries and price discounts in all markets were to blame for the lower overall magnet sales. As a result, sales for ferrite cores and magnets as a whole fell year on year.

Electronic devices

     In the electronic devices sector, sales decreased 13.5%, from ¥29,844 million, to ¥25,817 million (US$215,142 thousand).

     (Inductive devices) Inductive devices, the largest product category in this sector, saw sales decline due to inventory cutbacks by customers in the video game systems sector and a sharp drop-off in orders from TV manufacturers compared with the previous fiscal year, when the 2002 FIFA World Cup™ was held. On the other hand, an expanding digital audio and visual products market, including products like DVD players and digital still cameras, and the increasing use of electronics in vehicles resulted in higher demand in these areas.

     (High-frequency components) Sales of high-frequency components decreased, despite an upswing in sales volume for use in mobile phones. The continuing supply glut prompted customers to demand price reductions that were greater than in other electronic components sectors. Another reason for the overall drop in sales was lower demand in fields other than mobile phones.

     (Other products) Overall, sales of other products decreased. Solid growth continued to be recorded by actuators and chip varistors used in PCs and peripherals and in communications products. However, there was a precipitous fall in sales of DC-DC converters for video game systems, a category that had been strong in the previous fiscal year, due to inventory reductions by customers.

Recording devices

     Recording devices sales climbed 40.4%, from ¥38,341 million, to ¥53,840 million (US$448,667 thousand). HDD heads saw a dramatic increase in sales on the back of a continuation of strong demand from the fourth quarter of fiscal 2003 and brisk HDD sales at major customers. This result also reflected a higher market share for TDK in the HDD head market, compared with the corresponding quarter of the previous fiscal year. Sales of other heads also increased on buoyant demand.

Semiconductors & others

     Sales in the semiconductors & others sector declined 10.0%, from ¥4,125 million, to ¥3,712 million (US$30,933 thousand). There was a sharp drop in sales of semiconductors for LAN/WAN applications and set-top box modems due to the continuing low levels of investment in communications infrastructure equipment. Another factor was lower sales of anechoic chambers for noise control, as customers curbed capital expenditures due to uncertainty about the global economy.

Recording media & systems segment

     In the recording media & systems segment, sales declined 3.6%, from ¥30,538 million, to ¥29,427 million (US$245,225 thousand). There were several main reasons. Audiotape sales shrank as the long-term decline in demand continued due to the shift to optical media. Videotape sales also declined, as demand shifted from VHS tapes to DVDs, which are rapidly gaining acceptance by consumers. In optical media, both CD-Rs and DVDs benefited from higher demand. The rapid growth of the DVD market, in particular, resulted in higher sales of optical media, offsetting falling MD demand and lower sales prices of CD-Rs. While sales of LTO-standard (Linear Tape-Open) tape-based data storage media for computers continued to grow steadily, the other products sector saw overall sales decline due to factors such as lower software sales.

     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Seagate RSS in the U.S., other countries or both.

(Sales by Region)

     By region, sales in Japan decreased 4.9%, from ¥42,517 million, to ¥40,433 million (US$336,942 thousand). While sales increased in the recording devices sector, mainly on HDD head demand, sales fell in all other product sectors.

     In the Americas, sales dropped 22.9%, from ¥29,197 million, to ¥22,498 million (US$187,483 thousand), reflecting a weak recovery in demand as well as the yen’s appreciation, both of which caused sales in all product sectors to decrease in this region.

     In Europe, sales increased 8.4%, from ¥16,634 million, to ¥18,025 million (US$150,208 thousand). This was mainly the result of the yen’s depreciation against the euro. But the higher sales also reflected stronger demand for magnets, particularly in the automobile industry, and CD-Rs and DVDs, compared with other regions.

     In Asia (excluding Japan) and Others, sales increased 19.7%, from ¥60,360 million, to ¥72,260 million (US$602,167 thousand). While sales of electronic materials and electronic devices declined, this was outweighed by higher sales of recording devices.

     The overall result was a 6.2% increase in overseas sales year on year, from ¥106,191 million, to ¥112,783 million (US$939,858 thousand). Overseas sales accounted for 73.6% of consolidated net sales, a 2.2 percentage point increase from 71.4% in fiscal 2003.

2. Cash Flows

Cash Flows From Operating Activities

     Operating activities provided net cash of ¥25,685 million (US$214,042 thousand), a large year-on-year increase of ¥15,930 million. The main components of this change were the ¥5,864 million increase in net income, a ¥2,752 million decrease in depreciation and amortization to ¥11,717 million (US$97,642 thousand), and a ¥12,236 million decrease in accrued salaries, wages and retirement pay, among changes in assets and liabilities.

Cash Flows From Investing Activities

     Investing activities used net cash of ¥8,238 million (US$68,650 thousand), ¥2,070 million more than in the previous fiscal year. The main component of this was an outflow of ¥8,555 million (US$71,292 thousand) for capital expenditures, which was ¥2,213 million higher than in the first quarter of fiscal 2003.

Cash Flows From Financing Activities

     Financing activities used net cash of ¥3,378 million (US$28,150 thousand), a year-on-year increase of ¥411 million. The increase in cash dividends per common share compared with the previous fiscal year resulted in an outflow for dividends paid of ¥3,316 million (US$27,633 thousand).

3. Fiscal 2004 Projections

     TDK’s consolidated projections for fiscal 2004, the year ending March 31, 2004, as announced in May 2003, are unchanged for the following reasons.

•	Looking at the first-quarter results for fiscal 2004, some products exceeded expectations while others fell short. TDK believes that the many uncertainties in its operating environment at present, including macroeconomic trends, preclude it from revising its May forecasts.

•	The average yen-U.S. dollar exchange rate for the fiscal year was initially estimated at ¥120. Given that the actual average rate in the first quarter was ¥119, TDK is also assuming a rate of ¥120 for the second quarter onward.

•	Demand for electronic components for DVD players, digital still cameras and products in electronic materials and components for the automotive field due to the growing use of electronics in automobiles, is expected to remain firm for the rest of fiscal 2004. However, with the exception of these markets, growth in demand for electronic products may fall short of initial expectations.

•	In HDD heads, the mainstay product in the recording devices sector, net sales for fiscal 2004 may exceed initial estimates. This outlook is based on an apparent bottoming out in demand and on first-quarter sales, which were just as strong as in the fourth quarter of fiscal 2003.

•	In the recording media & systems segment, TDK believes that sales may fall below those of fiscal 2003. This outlook is premised on lower sales of audiotapes and videotapes due to falling demand accompanying the shift to optical media. Higher demand for optical media, including CD-Rs and DVDs, and increased sales of tape-based data storage media for computers, a field on which TDK is placing special emphasis at the moment, and other products are unlikely to offset the falling demand in audiotapes and videotapes.

Consolidated Projections for Fiscal 2004

	Year ending	% change	Year ended
	March 2004	from FY03	March 2003

	¥ millions		¥ millions

Net sales	¥635,000	4.3%	¥608,880
Operating income	41,000	85.7	22,080
Income before income taxes	42,000	132.3	18,081
Net income	30,000	149.6	12,019

Cautionary Statement About Projections

     This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

     In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

     The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

     The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated

3) Statements of income

	The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)			(April 1,2002 - June 30,2002)		Change

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0
Cost of sales	111,359	72.7	927,992	112,197	75.4	(838)	-0.7
Gross profit	41,857	27.3	348,808	36,511	24.6	5,346	14.6
Selling, general and administrative expenses	31,677	20.7	263,975	30,525	20.6	1,152	3.8
Operating income	10,180	6.6	84,833	5,986	4.0	4,194	70.1
Other income (deductions):
Interest and dividend income	316		2,633	325		(9)
Interest expense	(56)		(466)	(118)		62
Foreign exchange gain (loss)	297		2,475	(2,890)		3,187
Other-net	427		3,558	0		427
Total other income (deductions)	984	0.7	8,200	(2,683)	-1.8	3,667	—
Income before income taxes	11,164	7.3	93,033	3,303	2.2	7,861	238.0
Income taxes	3,034	2.0	25,283	1,103	0.7	1,931	175.1
Income before minority interests	8,130	5.3	67,750	2,200	1.5	5,930	269.5
Minority interests	105	0.1	875	39	0.0	66	169.2
Net income	8,025	5.2	66,875	2,161	1.5	5,864	271.4

Net income per common share	Yen 60.51		U.S.$0.50	Yen 16.27

Average common shares outstanding	132,625 thousands			132,859 thousands

Notes:

1.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number)

2.	Statements of income for the 1st quarter of FY2004 and FY2003 are unaudited by independent auditors

3.	3. U.S.$1=Yen 120

Consolidated

4) Balance sheets

ASSETS

	As of June 30, 2003			As of Mar. 31, 2003		Change	As of June 30, 2002

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current assets	437,085	57.5	3,642,375	420,962	56.3	16,123	383,470	53.2
Cash and cash equivalents	185,251		1,543,758	170,551		14,700	120,289
Net trade receivables	138,814		1,156,784	140,023		(1,209)	134,155
Inventories	76,942		641,183	73,917		3,025	83,734
Other current assets	36,078		300,650	36,471		(393)	45,292

Noncurrent assets	323,402	42.5	2,695,017	326,375	43.7	(2,973)	336,906	46.8
Investments and advances	22,357		186,309	22,578		(221)	21,573
Net property, plant and equipment	222,772		1,856,433	225,907		(3,135)	249,884
Other assets	78,273		652,275	77,890		383	65,449

TOTAL	760,487	100.0	6,337,392	747,337	100.0	13,150	720,376	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of June 30, 2003			As of Mar. 31, 2003		Change	As of June 30, 2002

Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current liabilities	108,069	14.2	900,575	105,014	14.0	3,055	95,230	13.2
Short-term debt	1,865		15,542	1,919		(54)	1,854
Trade payables	55,548		462,900	56,960		(1,412)	53,898
Accrued expenses	38,071		317,258	39,571		(1,500)	29,123
Income taxes payables	3,707		30,892	1,057		2,650	2,765
Other current liabilities	8,878		73,983	5,507		3,371	7,590

Noncurrent liabilities	90,826	12.0	756,883	85,078	11.4	5,748	64,025	8.9
Long-term debt, excluding current installments	107		892	94		13	352
Retirement and severance benefits	88,567		738,058	84,971		3,596	61,995
Deferred income taxes	2,152		17,933	13		2,139	1,678
Total liabilities	198,895	26.2	1,657,458	190,092	25.4	8,803	159,255	22.1

Minority interests	3,372	0.4	28,100	3,360	0.5	12	4,541	0.6

Common stock	32,641		272,008	32,641		—	32,641
Additional paid-in capital	63,051		525,425	63,051		—	63,051
Legal reserve	16,352		136,267	15,953		399	15,844
Retained earnings	530,229		4,418,575	525,919		4,310	519,486
Accumulated other comprehensive income (loss)	(79,197)		(659,975)	(78,824)		(373)	(70,847)
Treasury stock	(4,856)		(40,466)	(4,855)		(1)	(3,595)
Total stockholders’ equity	558,220	73.4	4,651,834	553,885	74.1	4,335	556,580	77.3

TOTAL	760,487	100.0	6,337,392	747,337	100.0	13,150	720,376	100.0

Total common shares outstanding	132,625 thousands			132,625 thousands			132,859 thousands

Notes:

1.	Balance sheets as of June 30, 2003 and 2002 are unaudited by independent auditors.

2.	U.S.$1=Yen 120

Consolidated

5) Statements of cash flows

	The 1st Qtr. of FY2004		The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)		(April 1, 2002 - June 30, 2002)

Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	8,025	66,875	2,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,717	97,642	14,469
Loss on disposal of property and equipment	718	5,983	1,083
Deferred income taxes	916	7,633	(169)
Loss on securities	1,180	9,833	—
Changes in assets and liabilities:
Decrease in trade receivables	1,942	16,183	1,579
Decrease (increase) in inventories	(2,518)	(20,983)	3,639
Increase (decrease) in trade payables	(2,093)	(17,442)	4,370
Decrease in accrued salaries and wages, retirement pay	(5,471)	(45,591)	(17,707)
Increase (decrease) in income taxes payables, net	2,641	22,009	126
Other-net	8,628	71,900	204

Net cash provided by operating activities	25,685	214,042	9,755

Cash flows from investing activities:
Capital expenditures	(8,555)	(71,292)	(6,342)
Proceeds from sales and maturities of investments	89	742	—
Payment for purchase of investments	(10)	(83)	(30)
Other-net	238	1,983	204

Net cash used in investing activities	(8,238)	(68,650)	(6,168)

Cash flows from financing activities:
Proceeds from long-term debt	33	275	—
Repayment of long-term debt	(79)	(658)	(251)
Increase (decrease) in short-term debt, net	(15)	(125)	(56)
Payment to acquire treasury stock	(1)	(9)	(3)
Dividends paid	(3,316)	(27,633)	(2,657)

Net cash used in financing activities	(3,378)	(28,150)	(2,967)

Effect of exchange rate changes on cash and cash equivalents	631	5,258	(6,092)
Net increase (decrease) in cash and cash equivalents	14,700	122,500	(5,472)
Cash and cash equivalents at beginning of period	170,551	1,421,258	125,761
Cash and cash equivalents at end of period	185,251	1,543,758	120,289

Notes:

1.	Statements of cash flows for the 1st quarter of FY2004 and FY2003 are unaudited by independent auditors.

2.	U.S.$1=Yen 120

Consolidated

6) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law. Segment information is unaudited.

1. Industry segment information

	The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)			(April 1, 2002 - June 30, 2002)		Change

Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components
Net sales	123,789	100.0	1,031,575	118,170	100.0	5,619	4.8
Unaffiliated customers	123,789		1,031,575	118,170		5,619	4.8
Intersegment	—		—	—		—	—
Operating expenses	112,831	91.1	940,259	112,654	95.3	177	0.2

Operating income	10,958	8.9	91,316	5,516	4.7	5,442	98.7

Recording media & systems
Net sales	29,427	100.0	245,225	30,538	100.0	(1,111)	-3.6
Unaffiliated customers	29,427		245,225	30,538		(1,111)	-3.6
Intersegment	—		—	—		—	—
Operating expenses	30,205	102.6	251,708	30,068	98.5	137	0.5

Operating income (loss)	(778)	-2.6	(6,483)	470	1.5	(1,248)	—

TOTAL
Net sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0
Unaffiliated customers	153,216		1,276,800	148,708		4,508	3.0
Intersegment	—		—	—		—	—
Operating expenses	143,036	93.4	1,191,967	142,722	96.0	314	0.2

Operating income	10,180	6.6	84,833	5,986	4.0	4,194	70.1

Note: U.S.$1=Yen 120

2. Geographic segment information

		The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
		(April 1, 2003 - June 30, 2003)			(April 1, 2002 - June 30, 2002)		Change

Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Japan	Net sales	77,112	100.0	642,600	86,610	100.0	(9,498)	-11.0

	Operating income	1,510	2.0	12,583	1,157	1.3	353	30.5

Americas	Net sales	24,752	100.0	206,267	25,239	100.0	(487)	-1.9

	Operating income (loss)	814	3.3	6,783	(65)	-0.3	879	—

Europe	Net sales	17,847	100.0	148,725	16,627	100.0	1,220	7.3

	Operating income (loss)	(215)	-1.2	(1,792)	(611)	-3.7	396	64.8

Asia and others	Net sales	88,203	100.0	735,025	74,469	100.0	13,734	18.4

	Operating income	8,108	9.2	67,567	5,258	7.1	2,850	54.2

Intersegment eliminations	Net sales	54,698		455,817	54,237		461

	Operating income (loss)	37		308	(247)		284

Total	Net sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0

	Operating income	10,180	6.6	84,833	5,986	4.0	4,194	70.1

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1=Yen 120

3. Sales by region

	The 1st Qtr. of FY2004			The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)			(April 1, 2002 - June 30, 2002)		Change

Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Americas	22,498	14.7	187,483	29,197	19.6	(6,699)	-22.9
Europe	18,025	11.8	150,208	16,634	11.2	1,391	8.4
Asia and others	72,260	47.1	602,167	60,360	40.6	11,900	19.7
Overseas sales total	112,783	73.6	939,858	106,191	71.4	6,592	6.2

Japan	40,433	26.4	336,942	42,517	28.6	(2,084)	-4.9

Net sales	153,216	100.0	1,276,800	148,708	100.0	4,508	3.0

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1=Yen 120

Consolidated

(Notes)

1.	The consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	During this consolidated accounting period, TDK had 71 subsidiaries (20 in Japan and 51 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss) and total comprehensive income (loss) for the three months ended June 30, 2003 and 2002 are as follows;

	The 1st Qtr. of FY2004		The 1st Qtr. of FY2003
	(April 1, 2003 - June 30, 2003)		(April 1, 2002 - June 30, 2002)

Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Net income	8,025	66,875	2,161
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	717	5,975	(19,665)
Minimum pension liability adjustments	(1,485)	(12,375)	(5,862)
Net unrealized gains (losses) on securities	395	3,292	(1,321)

Total comprehensive income (loss)	7,652	63,767	(24,687)

Note: U.S.$1 = Yen 120

4.	In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. TDK has not decided whether it will transfer the substitutional portion to the government. Accordingly, the impact on TDK’s financial statements, if any, can not be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

5.	U.S. dollar amounts are translated from Yen, for convenience only, at the rate of Yen 120 = U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on June 30, 2003.